April 11, 2016

Dear Occidental Petroleum Corp. Shareowner:

Support Shareowner Proposal #5 at Occidental Petroleum Corp. Regarding Climate Change Policy and Reporting

CalPERS is the largest state public pension fund in the United States with $3011 billion in total assets under management and long-term owner of approximately 3,915,000 shares in Occidental Petroleum Corp. CalPERS will be voting FOR shareowner proposal #5 at the company’s April 29, 2016 annual meeting of shareowners. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

Climate Change Reporting – Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

Consistent with the CalPERS Investment Beliefs we believe effective management of environmental factors, including those related to climate change risk, increase the likelihood that companies will perform well over the long-term. We support the request of proposal #5 asking the company to report on the risks associated with climate change through routine annual disclosures. The resolution highlights the following specific areas:

•	Explanation of how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy; and
•	Should outline how the company is evaluating the impacts of fluctuating demand and price scenarios on the company’s existing reserves and resource portfolio — including the International Energy Agency’s “450 Scenario,” which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius.

1CalPERS total assets under management at fiscal year ending June 30, 2015.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Occidental Petroleum Corp.

CERES Carbon Asset Risk Initiative – A History of Engagement

The request for Climate Risk Reporting at Occidental Petroleum Corp. has been built on a history of engagement. In September 2013, CERES launched the Carbon Asset Risk Initiative with a group of 75 investors including CalPERS requesting Occidental Petroleum Corp. and other companies review and provide reporting related to climate change risk. Through the leadership of CERES and efforts of long-term investors we are hopeful companies will begin to recognize the importance of providing shareowners a better understanding of how they plan to address climate change consistent with the Paris Agreement.

Large Oil and Gas Companies Support the 2 Degree Target

Ten of the largest global oil and gas companies support achieving a 2 degree target consistent with the commitment from the Paris Agreement.  These companies include: BP, Royal Dutch Shell, CNPC, ENI, Pemex, Reliance Industries, Repsol, Aramco, Statoil, and Total.  While these global companies have acknowledged the historic agreement reached in Paris, we are hopeful Occidental Petroleum Corp. and many other US energy companies will recognize this growing trend and commit to best practice in integrated reporting.

Vote FOR Shareowner Proposal #5 Requesting a Climate Change Policy and Reporting

CalPERS believes investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change.  As a significant Occidental Petroleum Corp. investor we encourage shareowners to support proposal #5.

Should you have any questions about the CalPERS vote please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Anne Simpson
Investment Director
Director of CalPERS Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Occidental Petroleum Corp.